UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

ZAIS Financial Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

98886K108
(CUSIP Number)

RONALD MASS
341 Alma Real Drive
Pacific Palisades, California 90272

ADAM FINERMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98886K108

1	NAME OF REPORTING PERSON ALMITAS OPPORTUNITY FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 603,089*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 603,089*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 603,089*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON PN

* Includes Shares underlying certain exchangeable senior notes.

CUSIP NO. 98886K108

1	NAME OF REPORTING PERSON ALMITAS CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 603,089*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 603,089*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 603,089*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IA, OO

* Includes Shares underlying certain exchangeable senior notes.

CUSIP NO. 98886K108

1	NAME OF REPORTING PERSON RONALD MASS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 603,089*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 603,089*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 603,089*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IN

* Includes Shares underlying certain exchangeable senior notes.

CUSIP NO. 98886K108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Shares”), of ZAIS Financial Corp., a Maryland corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is Two Bridge Avenue, Suite 322, Red Bank, New Jersey 07701.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Almitas Opportunity Fund LP, a Delaware limited partnership (“Almitas Opportunity”), with respect to the Shares directly and beneficially owned by it;

(ii)	Almitas Capital LLC (“Almitas Capital”), as the general partner of Almitas Opportunity; and

(iii)	Ronald Mass, as the Managing Principal of Almitas Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal officer of each of Almitas Opportunity and Almitas Capital, and Mr. Mass is 4640 Admiralty Way, Suite 500, Marina Del Rey, California 90292.

(c)           The principal business of Almitas Opportunity is acquiring, investing, holding and disposing of securities and other investments. Almitas Capital is a registered investment advisor and serves as the general partner of Almitas Opportunity.  Mr. Mass is the Managing Principal of Almitas Capital.

(d)           No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Almitas Opportunity and Almitas Capital are organized under the laws of the State of Delaware.  Mr. Mass is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Almitas Opportunity were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 603,089 Shares beneficially owned by the Reporting Persons is approximately $9,713,816, including brokerage commissions.  Such aggregate purchase price includes $4,002,596, which is the purchase price of $4,000,000 principal amount of Notes (as defined below) convertible into 217,241 Shares.

CUSIP NO. 98886K108

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares and Notes based on the Reporting Persons’ belief that the Shares and Notes, when purchased, were undervalued and represented an attractive investment opportunity.  On June 23, 2016, the Reporting Persons delivered a letter to the Chief Executive Officer of the Issuer, outlining the Reporting Persons significant concerns with the proposed merger agreement dated April 6, 2016, as amended on May 9, 2016 (the “Merger”), pursuant to which the Issuer would combine with Sutherland Asset Management Corporation, a privately held commercial mortgage REIT (“Sutherland”).  In the Reporting Persons’ view, the Merger is not in the best interest of the Issuer’s stockholders for numerous reasons, and the Reporting Persons believe that a liquidation strategy rather than a merger would lead to greater shareholder value.  The full text of the letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference.  Accordingly, the Reporting Persons intend to withhold their proxies at the Issuer’s upcoming special meeting in order to prevent the occurrence of a quorum at the special meeting, and encourage all of the Issuer’s stockholders to similarly withhold their proxies.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares or Notes at prices that would make the purchase or sale of Shares or Notes desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares or Notes on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares and the Notes, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer and/or Sutherland, engaging in discussions with stockholders of the Issuer and others about the Issuer and the proposed Merger, purchase additional Shares or Notes, sell some or all of their Shares of Notes, engage in short selling of or any hedging or similar transaction with respect to the Shares or the Notes, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reportedly owned by each person named herein is calculated using as the numerator the respective shares held by each Reporting Person, including Shares issuable upon conversion of the Notes, and as the denominator 7,970,886 Shares outstanding, as of May 9, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2016, plus the number of Shares issuable upon conversion of the Notes held by such Reporting Person.

CUSIP NO. 98886K108

A.	Almitas Opportunity

(a)	As of the close of business on June 23, 2016, Almitas Opportunity beneficially owned 603,089 Shares, including 217,241 Shares underlying the Notes.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 603,089
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 603,089
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Almitas Opportunity during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Almitas Capital

(a)	Almitas Capital, as the general partner of Almitas Opportunity, may be deemed the beneficial owner of the 603,089 Shares owned by Almitas Opportunity.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 603,089
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 603,089
4. Shared power to dispose or direct the disposition: 0

(c)	Almitas Capital has not entered into any transactions in the Shares during the past sixty days.

C.	Mr. Mass

(a)	Mr. Mass, as the Managing Principal of Almitas Capital, may be deemed the beneficial owner of the 603,089 Shares owned by Almitas Opportunity.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 603,089
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 603,089
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Mass has not entered into any transactions in the Shares during the past sixty days.

As of the close of business on June 23, 2016, the Reporting Persons collectively beneficially owned an aggregate of 603,089 Shares, constituting approximately 7.4% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 98886K108

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 23, 2016, the Reporting Persons entered into a Joint Filing Agreement in which, among other things, the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

From December 11, 2015 through April 26, 2016, the Reporting Persons purchased an aggregate of $4,000,000 principal amount of 8.0% percent exchangeable senior notes due November 2016 of the Issuer (the “Notes”). The Notes are convertible at an initial conversion rate of 52.5417 Shares of the Issuer’s common stock per $1,000 principal amount of the Notes (representing an initial conversion price of approximately $16.55 per Share), subject to adjustment in certain circumstances, and will mature on November 15, 2016.  The Reporting Persons may convert their Notes at their option, at any time prior to the close of business on the business day immediately preceding November 15, 2016.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Almitas Opportunity Fund LP, Almitas Capital LLC, and Ronald Mass, dated June 23, 2016.

99.2	Letter to the Board of Directors, dated June 23, 2016.

CUSIP NO. 98886K108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 23, 2016

Almitas Opportunity Fund LP

By:	Almitas Capital LLC
General Partner

By:	/s/ Ronald Mass
	Name:	Ronald Mass
	Title:	Managing Principal

Almitas Capital LLC

By:	/s/ Ronald Mass
	Name:	Ronald Mass
	Title:	Managing Principal

/s/ Ronald Mass
Ronald Mass

CUSIP NO. 98886K108

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase

ALMITAS OPPORTUNITY FUND LP

54,310*	--	04/26/2016
(34,218)	14.1465	06/02/2016
800	14.1063	06/02/2016
1,130	14.1800	06/03/2016
2,426	14.1720	06/06/2016

* Represents Shares underlying certain exchangeable senior notes.